Table I - Non-Derivative Securties Acquired, Disposed of, or Beneficially Owned

1. Title of security     2.Transaction     3.Transaction      4.Securities       5.Amount of         6.Ownership     7.Nature of
   (Inst.3)                Date              Code               Acquired (A)       Securities          Form:           Indirect
			  (Month/Day/Year)   (Instr. 8)         or Disposed        Beneficially        Direct (D)      Beneficial
							       of (D) (Instr.      Owned at End        Indirect (I)    or Ownership
					     Code   V           3,4, and 5)        of Month            (Instr. 4)      (instr. 4)
										   (Instr. 3 and 4)
							    Amount    (A)  Price
								       or
								      (D)
Common Stock, Class A     10/29/97           P              100       A    124.75   100                D

-----------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

FORM  4 (Continued)         Table II-Derivative Securities Acquired, Disposed
				    of, or Beneficially Owned (e.g. puts,
				    calls, warrants, options, convertible
				    securities)

 1. Title of      2.   Conversion or     3. Transaction  4.Transaction  5. Number of        6.Date
    Derivative         Exercise Price       Date           Code (Instr.    Derivative         Exercisable
    Security           of Derivative        (Month/        8)              Securities         and Expiration
    (Instr.3)          Security             Day/Year)                      Acquired (A)       Date
									   or Disposed        (Month/Day/Year)
									   (D) (Instr.3,
									   4 and 5)

									  (A)      (D)        Date      Expiration



7.Title and           8.Price of             9.Number of            10.Ownership     11.Nature
   Amount of             Derivative             Derivative              Form of          of
   Underlying            Security               Securities              Derivative       Indirect
   Securities            (Instr. 5)             Beneficially            Security:        Beneficial
   (Instr.3                                     Owned at End            Direct (D)       Ownership
   and 4)                                       of Month                or               (Instr.4)
						(Instr.4)               Indirect (I)
									(Instr.4)
Title       Number
	    of Shares



Explanation of Responses:


-----------------------------------------------------------------------------
**Intentional misstatements or omissions of facts constitute Federal
Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

 /s/  Morgan L. Miller                       November 13, 1997
-------------------------------------        -----------------
   **Signature of Reporting Person                  Date